Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER 2015

First Quarter Revenue of $44.2m; EBITDA of $13.2m; Subscriber growth of 28k

AZOUR, Israel – May 18, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2015.

Highlights of the First Quarter
•	Record net subscribers adds in the quarter amounting to 28 thousand;
•	In local currencies, double digit year-over-year growth in all parameters;
•	Revenue of $44.2 million;
•	Gross margins of 52.9% and operating margins at 23.8%;
•	EBITDA of $13.2 million or 29.9% of revenues;
•	Generated $8.7 million in operating cash flow;
•	Dividend of $3.4 million declared for the quarter;

First Quarter 2015 Results
Revenues for the first quarter of 2015 were $44.2 million, representing a decline of 2.8% from revenues of $45.5 million in the first quarter of 2014. The significant weakening of the Brazilian Real, Israeli Shekel and Argentinean Peso versus the US Dollar over the period reduced the revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 11% over the first quarter of last year. 72% of revenues were from location based service subscription fees and 28% from product revenues.

Revenues from subscription fees declined 1% over the same period last year. This was despite strong growth in the subscriber base, which expanded from 758,000 as of March 31, 2014, to 845,000 as of March 31, 2015. Excluding the impact of the above-mentioned changes in the exchange rates over the period, the increase in revenues from services would have been 15% over the first quarter of last year.

Product revenues decreased by 8% compared with the same period last year. This was due to the significant weakening of the various currencies in which Ituran sells its products, mainly the Israeli shekel, versus the US Dollar. In local currency terms, product revenues grew by 2% compared with product revenues reported in the first quarter in 2014.

Gross profit for the first quarter of 2015 was $23.4 million (52.9% of revenues), a decrease of 1.5% compared with $23.7 million (52.2% of revenues) in the first quarter of 2014.

Operating profit for the first quarter of 2015 was $10.5 million (23.8% of revenues), a decrease of 10% compared with an operating profit of $11.7 million (25.7% of revenues) in the first quarter of 2014. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased by 9% over the first quarter of last year.

EBITDA for the quarter was $13.2 million (29.9% of revenues), a decrease of 8% compared to an EBITDA of $14.4 million (31.7% of revenues) in the first quarter of 2014. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased by 11% over the first quarter of last year.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was US$6.8 million in the first quarter of 2015 (15.4% of revenues) or fully diluted EPS of US$0.33. This is compared with a net profit of US$7.3 million (16.1% of revenues) or fully diluted EPS of US$0.35 in the first quarter of 2014.

Cash flow from operations during the quarter was $8.7 million.

As of March 31, 2015, the Company had net cash, including marketable securities, of $35.3 million or $1.68 per share. This is compared with $40.8 million or $1.94 per share as at December 31, 2014. During the quarter, Ituran paid out $4.4 million in a dividend payment to shareholders.

Dividend
For the first quarter of 2015, a dividend of $3.4 million (50% of net profits) was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Management Comment
Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our performance in the first quarter which is somewhat masked by the weakening of the local currencies in which we operate versus the Dollar. Our subscriber base grew at a fantastic pace, adding 28,000 in a quarter. This is an unprecedented rate for us and sets the stage for solid growth in revenue and margin improvement, due to our inherent operational leverage, for quarters to come. The strong increase in subscribers is primarily due to the expansion of our business in Brazil. Over the past few quarters, we have begun selling an increased range of solutions to a wider audience and we are now beginning to reap the fruits of this investment.”

Conference Call Information

The Company will also be hosting a conference call later today, May 18, 2015 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 845,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2015

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2015

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2015	2014

Current assets
Cash and cash equivalents	32,908	38,418
Investments in marketable securities	2,379	2,362
Accounts receivable (net of allowance for doubtful accounts)	28,755	27,960
Other current assets	23,566	22,318
Inventories	11,226	12,164
	98,834	103,222

Long-term investments and other assets
Investments in affiliated companies	1,943	1,016
Investments in other company	77	79
Other non-current assets	1,768	2,091
Deferred income taxes	2,955	2,886
Funds in respect of employee rights upon retirement	6,753	6,642
	13,496	12,714

Property and equipment, net	31,841	31,908

Intangible assets, net	405	452

Goodwill	3,948	4,041

Total assets	148,524	152,337

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2015	2014

Current liabilities
Accounts payable	11,748	11,658
Deferred revenues	8,943	9,401
Other current liabilities	25,757	23,880
	46,448	44,939

Long-term liabilities
Liability for employee rights upon retirement	10,376	10,229
Provision for contingencies	1,273	1,373
Deferred revenues	886	1,063
Deferred income taxes	136	150
Others	313	-
	12,984	12,815

Stockholders’ equity	85,325	90,696
Non-controlling interests	3,767	3,887
Total equity	89,092	94,583

Total liabilities and equity	148,524	152,337

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2015	2014

Revenues:
Location-based services	31,948	32,180
Wireless communications products	12,252	13,280
	44,200	45,460

Cost of revenues:
Location-based services	11,301	11,085
Wireless communications products	9,537	10,631
	20,838	21,716

Gross profit	23,362	23,744
Research and development expenses	490	591
Selling and marketing expenses	2,396	2,285
General and administrative expenses	9,963	9,203
Other income, net	(12)	(35)
Operating income	10,525	11,700
Financing income, net	471	125
Income before income tax	10,996	11,825
Income tax expenses	(3,339)	(3,920)
Share in losses of affiliated companies ,net	(307)	-
Net income for the period	7,350	7,905
Less: Net income attributable to non-controlling interest	(539)	(577)
Net income attributable to the Company	6,811	7,328

Basic and diluted earnings per share attributable to Company’s stockholders	0.33	0.35

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2015	2014

Cash flows from operating activities

Net income for the period	7,350	7,905

Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	2,673	2,693
Exchange differences on principal of deposit and loans, net	-	(23)
Losses (gain) in respect of trading marketable securities	(89)	105
Increase in liability for employee rights upon retirement	381	520
Share in losses of affiliated companies, net	307	-
Others	170	-
Deferred income taxes	(5)	(472)
Capital gains on sale of property and equipment, net	(5)	(46)
Increase in accounts receivable	(1,434)	(4,195)
Increase in other current assets	(1,678)	(2,007)
Decrease in inventories	660	2,639
Increase (decrease) in accounts payable	866	(419)
Increase(decrease) in deferred revenues	(396)	928
Increase(decrease) in other current liabilities	(73)	2,053
Net cash provided by operating activities	8,727	9,681

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(263)	(158)
Capital expenditures	(6,837)	(3,022)
Investments in affiliated companies	(1,270)	-
Investments in marketable securities	-	(2,783)
Deposit	(160)	(156)
Proceeds from sale of property and equipment	499	230
Net cash used in investment activities	(8,031)	(5,889)

Cash flows from financing activities
Short term credit from banking institutions, net	-	1,201
Dividend paid	(4,423)	(3,616)
Dividend paid to non-controlling interest	(536)	(736)
Net cash provided by (used in) financing activities	(4,959)	(3,151)

Effect of exchange rate changes on cash and cash equivalents	(1,247)	(986)

Net increase (decrease) in cash and cash equivalents	(5,510)	(345)
Balance of cash and cash equivalents at beginning of the period	38,418	41,697
Balance of cash and cash equivalents at end of the period	32,908	41,352

Supplementary information on investing activities not involving cash flows:

In February 2015, the Company declared a dividend in an amount of US$ 7 million. The dividend will be paid in April 2015.

During the three month period ended March 31, 2015, the Company purchased property and equipment in an amount of US$ 509 thousand using a directly related liability.